75 YEARS
1932-2007

082-34843

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

SEC
Mail Processing
Section

JAN 28 2008

Washington, DC
105

[redacted]

08000406

SUPPL

21. Jänner 2008

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our adhoc announcement of 21st January 2008

The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

PALFINGER AG
Anton Graf
Investor Relations

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com
PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 34
E-mail: info@palfinger.com

i. A.

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PALFINGER

Adhoc - R E L E A S E

Preliminary results 2007: PALFINGER achieved third record year in a row

- Revenue rose by 18.9 percent
- EBIT increased by 29.4 percent
- Proposed dividend in the amount of EUR 0.70

in million EUR	2007	%	2006	2005
Revenue	695.6	18.9%	585.2	520.0
EBIT	99.6	29.4%	77.0	65.1
EBIT margin	14.3%	–	13.2%	12.5%

Bergheim, Salzburg, 21 January 2008

PALFINGER successfully continued to pursue its profitable growth strategy during the 2007 financial year and achieved its third record year in a row. The positive market environment, in particular in Europe, resulted in a high order intake and hence strong capacity utilisation in all product divisions.

Revenue increased by 18.9 percent to EUR 695.6 million, up from EUR 585.2 million, and EBIT rose significantly to EUR 99.6 million, which is 29.4 percent above the figure of EUR 77.0 million for the same period of the previous year. Thus the EBIT margin amounted to 14.3 percent, reaching the highest level ever achieved in the history of the Company.

Subject to the approval of the Supervisory Board, the Management Board will propose to the Annual General Meeting, in line with the dividend distribution policy of PALFINGER AG, to distribute a dividend in the amount of EUR 0.70 per share for the 2007 financial year in comparison with EUR 0.55 in the previous year (after 4-for-1 stock split).

For the years to come PALFINGER proceeds from the assumption of a continued market growth and therefore in 2007 has created the prerequisites for further growth of the PALFINGER Group.

In the 2008 financial year, the Company will focus on securing the availability of stable materials supply and costs as well as the necessary capacities of skilled labour and the systematic implementation of its investment projects. In the years to come PALFINGER will also be placing its strategic focus on future projects in order to be able to make the best possible use of market opportunities.

The above-mentioned figures are indications from a projected calculation based on IFRS. The final results will be published on 26 February 2008.

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260

h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com

PALFINGER

Adhoc - I N F O R M A T I O N

Vorläufige Ergebnisse 2007: PALFINGER erzielte 3. Rekordjahr in Folge

- Umsätze um 18,9 Prozent erhöht
- EBIT-Steigerung um 29,4 Prozent
- Vorgeschlagene Dividende in Höhe von 0,70 EUR

in Mio EUR	**2007**	**%**	**2006**	**2005**
Umsätze	695,6	18,9 %	585,2	520,0
Operatives Ergebnis (EBIT)	99,6	29,4 %	77,0	65,1
EBIT-Marge	14,3 %	–	13,2 %	12,5 %

Bergheim/Salzburg, am 21. Jänner 2008

PALFINGER setzte im abgelaufenen Jahr 2007 seinen profitablen Wachstumskurs erfolgreich fort und erzielte das 3. Rekordjahr in Folge. Das positive Marktumfeld, vor allem in Europa, führte zu einem hohen Auftragseingang und damit verbunden hoher Auslastung in allen Produktionsbereichen.

Der Umsatz stieg von 585,2 Mio EUR um 18,9 Prozent auf 695,6 Mio EUR, das EBIT konnte gegenüber dem Vorjahr überproportional von 77,0 Mio EUR um 29,4 Prozent auf 99,6 Mio EUR gesteigert werden. Die EBIT-Marge lag dementsprechend bei 14,3 Prozent, dies ist der höchste Wert in der Unternehmensgeschichte.

Im Sinne der Ausschüttungspolitik der PALFINGER AG wird der Vorstand der Hauptversammlung – vorbehaltlich der Zustimmung durch den Aufsichtsrat – eine Dividende in Höhe von 0,70 EUR pro Aktie für das Geschäftsjahr 2007 nach 0,55 EUR im Vorjahr (nach Aktiensplit 1:4) vorschlagen.

PALFINGER geht für die kommenden Jahre von einer Fortsetzung des Marktwachstums aus und schuf auf dieser Basis 2007 die Voraussetzungen für weiteres Wachstum der PALFINGER Gruppe.

Im Geschäftsjahr 2008 wird der Absicherung der Materialversorgung und -kosten sowie der dafür erforderlichen Kapazitäten von Facharbeitern ebenso besondere Aufmerksamkeit gewidmet wie der konsequenten Umsetzung der Investitionsprojekte. Ein strategischer Schwerpunkt wird in den nächsten Jahren darüber hinaus auf Zukunftsprojekte gelegt, um Marktchancen optimal nutzen zu können.

Die genannten Zahlen sind Indikationen aus einer Vorschaurechnung, die auf IFRS beruht. Die endgültigen Ergebnisse werden am 26. Februar 2008 veröffentlicht.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Konzernsprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Text und entsprechendes Bildmaterial stehen im Pressecorner unserer Internetseite www.palfinger.com zum Download zur Verfügung. Eine umfassende Bild- und Pressetextdatenbank bietet Ihnen außerdem das PALFINGER EXTRANET. Registrieren Sie sich für dieses kostenlose Service unter http://extranet.palfinger.com

END